April 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: ServiceNow, Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-286708

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), ServiceNow, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement on Form S-4 (File No. 333-286708) filed by the Registrant on April 23, 2025 (the “Registration Statement”). The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Thomas J. Ivey, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4500.

SERVICENOW, INC.

/s/ Russell Elmer
Name: Russell Elmer
Title: Corporate Secretary

Cc: Thomas J. Ivey, Esq.